CANPLATS RESOURCES CORPORATION

Annual Report
July 31, 2006

#1180 - 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 689-3846          Fax: 604-689-3847

CANPLATS RESOURCES CORPORATION
REPORT TO SHAREHOLDERS

Dear Shareholder:

Over the past year, Canplats Resources continued to explore several properties in northern Mexico and conducted regional exploration and property examinations in prospective areas not previously covered by systematic exploration. As a result of two private placements that were closed during the year for a total of $2,030,000, the Company is well financed to carry out advanced programs on its properties and continue its generative and property acquisition activities.

The Rodeo property in the state of Durango, which yielded significant gold intersections from drilling programs two years ago, remains a priority follow-up target. The drill program that was planned for this past year has been delayed due to a lack of diamond drill availability; however, the Company expects drilling to start shortly.

Diamond drilling and extensive trenching were completed on the Mecatona property in the state of Chihuahua. Data from the most recent program is being compiled with the objective of better defining the next phase of exploration of the extensive silver and gold mineralization with near surface bulk tonnage potential.

The most recent generative exploration work has been carried out by consulting geologists Bud Hillemeyer and Perry Durning in northeastern Mexico in the state of Chihuahua. They have identified a number of areas prospective for base metal and precious metal mineralization in carbonate-hosted replacement deposits. To date, two mineral concessions totaling 20,400 hectares have been acquired, follow-up detailed mapping and sampling are underway and an Induced Polarization geophysical survey is planned.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis
President

November 21, 2006

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14 and contain estimates based on management’s judgement and based on currently available information. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal control over financial reporting is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the auditing standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“R.E. Gordon Davis”	“Ross A. Mitchell”
R.E. Gordon Davis President	Ross A. Mitchell Vice President, Finance

 November 21, 2006

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors’ Report
To the Shareholders of Canplats Resources Corporation

We have audited the consolidated balance sheet of Canplats Resources Corporation (the “Company”) as at July 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the years ended July 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in each of their reports dated October 7, 2005 and October 4, 2004 respectively.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
November 21, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricwaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

As at July 31
(expressed in Canadian dollars)

	2006	2005
	$	$

ASSETS

Current
Cash and cash equivalents	1,590,245	486,251
Receivables	72,138	99,348
Prepaid expense	13,866	1,911
Total current assets	1,676,249	587,510
Mineral properties (note 3)	2,394,421	1,716,483
Property, plant and equipment (note 4)	-	22,018
Total assets	4,070,670	2,326,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	38,332	54,666
Due to related parties (note 8)	47,469	87,530
	85,801	142,196

Future income tax liability (note 9)	200,200	119,500
Total liabilities	286,001	261,696

Shareholders’ equity

Share capital issued (note 5)	12,725,289	11,340,245
Value assigned to stock options and warrants	785,678	431,250
Contributed surplus	316,450	-
Deficit	(10,042,748)	(9,707,180)
Total shareholders’ equity	3,784,669	2,064,315
Total liabilities and shareholders’ equity	4,070,670	2,326,011

Commitments (note 12)
Subsequent event (note 15)

Approved by the Board of Directors

“James W. Tutton”	“R.E. Gordon Davis”
_________________________	_______________________
James W. Tutton, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31
(expressed in Canadian dollars, except number of shares)

	2006	2005	2004
	$	$	$

Expenses
Bank charges	1,571	1,556	1,755
General exploration	134,878	14,780	5,347
Insurance	10,457	7,481	8,765
Investor relations	87,930	156,928	157,938
Legal, accounting and audit	10,500	11,230	15,476
Listing and filing fees	13,672	7,752	19,107
Management administration fee	-	-	9,000
Office	6,691	11,186	2,983
Rent	-	-	6,000
Salaries	58,363	49,225	27,880
Shareholder relations	12,318	19,318	19,702
Stock-based compensation (note 6)	-	111,000	273,900
Transfer agents	11,924	11,975	9,575
	(348,304)	(402,431)	(557,428)

Other income (loss)
Interest income	18,319	21,239	26,386
Foreign exchange gain (loss)	(11,687)	(14,875)	6,000
Recovery (write-off) of mineral properties (note 3)	6,104	(1,133,280)	(745,151)
	12,736	(1,126,916)	(712,765)

Loss before income taxes	(335,568)	(1,529,347)	(1,270,193)
Future income tax recovery (note 9(d))	-	35,600	-

Loss for the year	(335,568)	(1,493,747)	(1,270,193)

Deficit, beginning of the year	(9,707,180)	(8,213,433)	(6,943,240)
Deficit, end of the year	(10,042,748)	(9,707,180)	(8,213,433)

Weighted average number of issued shares	32,390,739	29,348,744	22,856,098
Basic and diluted loss per common share	(0.01)	(0.05)	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

       Years ended July 31
         (expressed in Canadian dollars)

	2006	2005	2004
	$	$	$
OPERATING ACTIVITIES
Loss for the year	(335,568)	(1,493,747)	(1,270,193)
Non-cash items:
Stock-based compensation	-	111,000	273,900
Write-off (recovery) of mineral properties	(6,104)	1,133,280	745,151
Future income tax recovery	-	(35,600)	-
	(341,672)	(285,067)	(251,142)

Net changes in non-cash working capital items:
Accounts receivable and prepaid expenses	15,255	21,410	(104,647)
Due from related parties	-	-	5,954
Accounts payable and accrued liabilities	(10,230)	(15,073)	(10,164)
Due to related parties	(40,061)	77,113	(20,625)
Cash used in operating activities	(376,708)	(201,617)	(380,624)

FINANCING ACTIVITIES
Shares and warrants issued for cash	2,061,750	105,500	2,609,250
Share issue costs	(5,828)	(675)	(48,650)
Cash generatedby financing activities	2,055,922	104,825	2,560,600

INVESTING ACTIVITIES
Mineral property costs	(594,942)	(997,369)	(994,182)
Sale (purchase) of property, plant and equipment	19,722	-	(31,181)
Cash used in investing activities	(575,220)	(997,369)	(1,025,363)

Increase (decrease) in cash and cash equivalents	1,103,994	(1,094,161)	1,154,613

Cash and cash equivalents - Beginning of year	486,251	1,580,412	425,799
Cash and cash equivalents - End of year	1,590,245	486,251	1,580,412

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY

Years Ended July 31
(expressed in Canadian dollars except number of shares)

	Number of Common Shares	Share Capital Issued $	Value Assigned to Stock Options and Warrants $	Contributed Surplus $	Deficit $	Total Shareholders’ Equity $
Balance at July 31, 2003	16,997,303	8,722,470	34,300	-	(6,943,240)	1,813,530
For cash	11,995,000	2,609,250	-	-	-	2,609,250
Value assigned to options granted	-	-	338,900	-	-	338,900
Value assigned to options exercised	-	49,150	(49,150)	-	-	-
Shares issued for finder’s fees	150,000	37,500	-	-	-	37,500
Share issue costs	-	(151,150)	-	-	-	(151,150)
Adjustment relating to partial shares	3	-	-	-	-	-
Loss for the year	-	-	-	-	(1,270,193)	(1,270,193)
Balance at July 31, 2004	29,142,306	11,267,220	324,050	-	(8,213,433)	3,377,837
For cash	300,000	105,500	-	-	-	105,500
Value assigned to options granted	-	-	111,000	-	-	111,000
Value assigned to options exercised	-	3,800	(3,800)	-	-	-
Future income tax recovery	-	(35,600)	-	-	-	(35,600)
Share issue costs	-	(675)	-	-	-	(675)
Loss for the year	-	-	-	-	(1,493,747)	(1,493,747)
Balance at July 31, 2005	29,442,306	11,340,245	431,250	-	(9,707,180)	2,064,315
For cash
Private placements	10,150,000	1,418,216	611,784	-	-	2,030,000
Exercise of options	50,000	5,500	-	-	-	5,500
Exercise of warrants	105,000	26,250	-	-	-	26,250
Non-cash:
Value assigned to warrants granted	-	-	72,646	-	-	72,646
Value assigned to options exercised	-	3,800	(3,800)	-	-	-
Value assigned to warrants exercised	-	9,752	(9,752)	-	-	-
Value assigned to expired warrants and options	-	-	(316,450)	316,450	-	-
Shares issued for finder’s fees on private placement	580,500	80,716	-	-	-	80,716
Share issue costs	-	(159,190)	-	-	-	(159,190)
Loss for the year	-	-	-	-	(335,568)	(335,568)
Balance at July 31, 2006	40,327,806	12,725,289	785,678	316,450	(10,042,748)	3,784,669

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The company is in the process of acquiring, exploring and developing precious and base metal mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 14.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances. Actual results could differ from those estimates.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The company’s subsidiary is an integrated foreign operation and its results and financial position are translated into its functional currency, the Canadian dollar, using the temporal method. Foreign currency monetary items are translated at the exchange rate in effect at the balance sheet date; foreign currency non-monetary items are translated at historical exchange rates. Income and expense foreign currency items are translated at the average exchange rate for the period. Translation gains and losses are reflected in consolidated statements of loss unless they relate to a specific mineral property in which case, they are capitalized.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and highly liquid deposits with maturity of three months or less at date of acquisition. These instruments are stated at cost, which approximates market value.

Mineral properties

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization. The company provides for amortization calculated using the declining balance method at rates ranging from 20% to 30% per annum. Amortization commences at the time when the assets are available for use.

Stock-based compensation

Compensation expense for stock options granted is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options within shareholders’ equity is subsequently reduced if the options are exercised with the amount recorded credited to share capital. Any values assigned to stock options that have expired are credited to contributed surplus.

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.

If a company has sufficient eligible unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3. MINERAL PROPERTY COSTS

The company’s mineral properties are as follows:

	Rodeo	Yerbabuena	El Rincon	Mecatona	Other
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$

Balance, July 31, 2005	699,999	908,536	107,948	-	-	1,716,483

Acquisition costs	-	28,947	11,387	22,931	-	63,265

Amortization	230	482	46	1,354	184	2,296
Assaying	2,374	9,235	-	21,382	9,245	42,236
Claim taxes	22,205	12,085	7,154	28,857	-	70,301
Consulting and contracting services	-	2,659	-	3,509	-	6,168
Drafting salaries and consulting	472	-	-	11,798	-	12,270
Drilling	-	-	-	115,334	-	115,334
Foreign exchange	123	(1,989)	445	2,036	2,186	2,801
Geology consulting	-	-	-	48,050	1,466	49,516
Geology salaries and consulting	7,434	1,478	-	23,281	3,620	35,813
Geophysics airborne and ground	-	-	1,106	-	-	1,106
Equipment	3,638	3,173	-	19,338	363	26,512
Labour and expediting	13,283	33,995	-	22,817	9,312	79,407
Legal	-	234	-	890	-	1,124
Licenses and government fees	-	1,055	-	10,132	10,274	21,461
Living costs and travel	2,232	2,480	-	14,991	4,730	24,433
Maps, prints and film	300	186	-	273	13,664	14,423
Office expenses	1,048	644	82	3,978	455	6,207
Property holding costs associated with future income taxes	26,276	35,523	4,470	12,480	1,951	80,700
Storage	-	12,499	-	4,669	117	17,285
Supplies	-	2,760	-	2,189	331	5,280

Exploration costs for the year	79,615	116,499	13,303	347,358	57,898	614,673

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	57,898	2,394,421

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS (continued)

	Rodeo	Yerbabuena	El Rincon	Grand Bay	Geikie	Stucco	Santa Lucia
	(Mexico)	(Mexico)	(Mexico)	(Canada)	(Canada)	(Canada)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2004	442,217	302,791	17,757	205,864	519,430	12,176	223,496	1,723,731

Acquisition costs	12,257	22,131	18,973	-	-	-	11,637	64,998

Amortization	4,581	4,582	-	-	-	-	-	9,163
Assaying	37,213	81,245	3,002	2,056	-	-	6,435	129,951
Claim taxes	11,768	12,518	9,945	-	-	-	6,218	40,449
Consulting and contract services	29,314	26,578	6,943	-	-	-	-	62,835
Drafting salaries and consulting	1,800	2,703	118	2,128	-	-	1,732	8,481
Drilling	68,187	176,947	-	83,829	-	-	-	328,963
Engineering	309	5,867	-	-	-	-	-	6,176
Equipment	-	54,732	-	20,478	-	-	-	75,210
Foreign exchange	4,336	6,598	2,739	-	-	-	(7,203)	6,470
Geology salaries and consulting	13,894	27,055	40,491	7,256	-	-	6,037	94,733
Geophysics airborne and ground	-	-	361	-	-	-	-	361
Labour and expediting	4,132	83,466	-	800	-	-	-	88,398
Legal	8,230	8,318	-	-	-	-	241	16,789
Living costs	662	4,189	-	7,503	656	-	1,119	14,129
Maps, prints and film	7	611	-	-	-	-	66	684
Office expenses	5,101	8,447	-	5,280	63	-	758	19,649
Property holding costs associated with future income taxes	48,733	63,251	7,516	-	-	-	-	119,500
Storage	3,454	6,481	-	5,400	-	-	163	15,498
Supplies	470	745	103	-	-	-	117	1,435
Travel and transportation	3,334	9,281	-	5,703	-	-	3,842	22,160

Exploration costs for the year	245,525	583,614	71,218	140,433	719	-	19,525	1,061,034

Mineral properties written-off for the year	-	-	-	(346,297)	(520,149)	(12,176)	(254,658)	(1,133,280)

Balance, July 31, 2005	699,999	908,536	107,948	-	-	-	-	1,716,483

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US$5,000 on acquisition; the greater of US$5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The maximum amount payable in respect of this finder’s fee is US$500,000. The property is also subject to a right of first offer (note 12 (a)).

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.   MINERAL PROPERTY COSTS (continued)

Yerbabuena, Mexico

In fiscal 2003, the company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. The property is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the company may make staged payments totalling US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property. On commencement of commercial production on the property, the company is to pay the greater of US$25,000 per quarter and a 2% net smelter royalty. The company may purchase the property for a total consideration of US$2,000,000 less all lease payments paid under the agreement. The property is also subject to a right of first offer (note 12 (a)).

El Rincon, Mexico

In fiscal 2004, the company acquired, by staking, the El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the company is required to pay LCI US$5,000 on signing the agreement (paid); every six months commencing May 3, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US$2,000,000.

On and prior to the company expending US$1.5 million on the property, Silver Standard Resources Inc. can earn a 51% interest in El Rincon by incurring expenditures equal to two times the company’s accrued acquisition and exploration expenditures (note 12(a)).

Mecatona, Mexico

In fiscal 2006, the company acquired, by a combination of option agreements and staking, four claim blocks for a 100% interest in the Mecatona property located in the Mecatona gold/silver district in the state of Chihuahua, Mexico located approximately 20 kilometres south of Parral.

For two claim blocks, the company agreed to pay, under separate option agreements, two private owners an aggregate of US$15,000 on signing (paid). Subsequent option payments for one of these claim blocks are US$10,000 on November 25, 2006, US$20,000 on November 25, 2007, US$215,000 on November 25, 2008 and 1% net smelter return capped at US$250,000. For the other claim block, subsequent option payments are US$20,000 on November 26, 2006, US$30,000 on November 26, 2007, US$50,000 on November 26, 2008, $90,000 on November 26, 2009 and US$800,000 on November 26, 2010. The company acquired the other two claim blocks by staking.

Under the terms of the agreement with LCI, the company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.    MINERAL PROPERTY COSTS(continued)

On and prior to the company expending US$1.5 million on the property, Silver Standard Resources Inc. (“Silver Standard”), a company in which two directors are also directors of the company, can earn a 51% interest in Mecatona by incurring expenditures equal to two times the company’s accrued acquisition and exploration expenditures (note 12(a)).

Other, Mexico

In fiscal 2006, the company acquired, by staking, the Maijoma and Agua de la Loca properties in the state of Chihuahua, Mexico.

Under the terms of the agreement with LCI, the company is required to pay LCI US$5,000 on acquisition of the property; every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

Grand Bay, Canada

The company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the company met its obligations and earned a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. Based on exploration results, the property was abandoned and $346,297 in costs was written-off during fiscal 2005.

Geikie, Canada

The company had an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the company for $500,000. Based on exploration results, the property was abandoned and $520,149 in costs was written-off during fiscal 2005.

Stucco, Canada

The company had a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares. The vendors retain a 2% NSR of which 1% could be purchased for $1,000,000 and the remaining 1% could be purchased on a right of first refusal basis.

In September 2001, the company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. In fiscal 2004 PGM terminated the option agreement. Based on exploration results, the property was abandoned and $12,176 in costs was written-off during fiscal 2005.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.  MINERAL PROPERTY COSTS (continued)

Santa Lucia, Mexico

In October 2003, the company acquired by staking a 100% interest in the 4,550-hectare Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, the company was required to pay LCI a finder’s fee in respect of its acquisition of the Santa Lucia prospect of US$15,000 on signing the agreement (paid); US$5,000 on or before December 12, 2003 (paid); every six months commencing June 12, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property. Based on exploration results, the property was abandoned and $254,658 in costs was written-off during fiscal 2005.

4.  PROPERTY, PLANT AND EQUIPMENT

			2006	2005
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Automotive equipment	-	-	-	20,486
Office equipment	-	-	-	821
Mining equipment	-	-	-	711
	-	-	-	22,018

During fiscal 2006, the company sold its assets at net book value to a related company (note 8).

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

5.   SHARE CAPITAL

Authorized: Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2003	16,997,303	8,722,470
For cash:
Private placement	5,400,000	1,350,000
Exercise of options	75,000	26,250
Exercise of agent’s options	750,000	75,000
Exercise of warrants	5,770,000	1,158,000
Value assigned to options exercised	-	49,150
Share issue costs settled with shares	150,000	37,500
Correction relating to fractional units	3	-
Share issue costs	-	(151,150)
Balance, July 31, 2004	29,142,306	11,267,220
For cash:
Private placement (a)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options exercised	-	3,800
Flow-through shares - future income tax recovery (note 9(d))	-	(35,600)
Share issue costs	-	(675)
Balance, July 31, 2005	29,442,306	11,340,245
For cash:
Private placements (b) and (c)	10,150,000	1,418,216
Exercise of options	50,000	5,500
Exercise of warrants	105,000	26,250
Value assigned to options exercised	-	3,800
Value assigned to warrants exercised	-	9,752
Shares issued for finder’s fees	580,500	80,716
Share issue costs	-	(159,190)
Balance, July 31, 2006	40,327,806	12,725,289

As at July 31, 2006 and 2005, the company had no shares subject to escrow agreements.

(a)	In October 2004, the company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

5.   SHARE CAPITAL (continued)

(b)
In January 2006, the company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000. The gross proceeds were assigned values of $790,840 to the shares and $239,160 to the warrants. Each unit consisted of one common share and one half of a common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% (280,500 units valued at $56,100) was paid in units on a portion of the placement. The values assigned to these finder’s fee units was $43,073 to the shares and $13,027 to the warrants (note 15).

(c)
In June 2006, the company completed a private placement of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1,000,000. The gross proceeds were assigned values of $627,376 to the shares and $372,624 to the warrants. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.25 for two years, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.40 per share on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% (300,000 units valued at $60,000) was paid in units on a portion of the placement. The values assigned to these finder’s fee units was $37,643 to the shares and $22,357 to the warrants. A further 10% in broker’s fees (500,000 warrants) was paid in warrants relating to this placement. The values assigned to these broker’s fee warrants was $37,262.

The fair value of the common share purchase warrants issued as part of the private placements in fiscal 2006 were based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	4.1
Term to expiry (years)	2.0
Expected volatility (%)	99.2

Warrant and option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s warrants and stock options.

6.   STOCK OPTIONS

The company has a comprehensive share option plan for its employees, directors, officers and consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

6.   STOCK OPTIONS (continued)

During 2006, 1,170,000 in options expired. The value assigned to these options of $251,450 has been reclassified to contributed surplus.

Stock options issued are as follows:

		2006		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Options outstanding
at August 1	1,830,000	0.35	1,270,000	0.33	940,000	0.50
Granted	-	-	610,000	0.36	405,000	0.29
Expired	(1,170,000)	0.35	-	-	-	-
Exercised	(50,000)	0.11	(50,000)	0.11	(75,000)	0.35
Options outstanding at July 31	610,000	0.36	1,830,000	0.35	1,270,000	0.33
Options exercisable at July 31	610,000	0.36	1,830,000	0.35	1,190,000	0.34

The following table summarizes information about stock options outstanding and exercisable at July 31, 2006:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)
0.30	75,000	75,000	September 16, 2006	0.1
0.37	535,000	535,000	January 12, 2008	1.5
	610,000	610,000		0.8

7.   WARRANTS

In the year ended July 31, 2006, 8,515,250 common share purchase warrants were issued relating to two private placements. Of the warrants issued, 7,575,000 were issued for cash of $611,784 and 940,250 were issued for finder’s and broker’s fees. The fair value assigned to the 940,250 warrants issued was $72,646.

During the current year, 5,870,000 warrants expired. The value assigned to these warrants of $65,000 has been reclassified to contributed surplus.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

7.   WARRANTS (continued)

Warrants issued are as follows:

		2006		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Warrants outstanding
at August 1	5,870,000	0.40	5,870,000	0.40	5,000,000	0.20
Issued (note 5(b) and 6(b))	8,515,250	0.25	-	-	6,640,000	0.38
Expired	(5,870,000)	0.40	-	-	-	-
Exercised	(105,000)	0.25	-	-	5,770,000	0.20
Warrants outstanding at July 31	8,410,250	0.25	5,870,000	0.40	5,870,000	0.40

The following table summarizes information about warrants outstanding and exercisable at July 31, 2006:

Exercise Price $	Warrants Outstanding	Expiry Date	Weighted Average remaining life (years)
0.25	2,610,250	January 26, 2008	1.5
0.25	5,800,000	July 20, 2008	2.0
	8,410,250		1.8

8.   RELATED PARTY TRANSACTIONS

The company paid or accrued $312,300 (2005 - $246,800) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company. During fiscal 2006, the company sold its property, plant and equipment to a related company for proceeds of $19,722. Included in amounts payable at July 31, 2006 is $47,469 (2005 - $87,530) payable to Silver Standard. Any amounts payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

9.   INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

9.   INCOME TAXES (continued)

	2006	2005	2004
	$	$	$

Statutory tax rate	34.1%	35.6%	36.5%

Loss for the year before taxes	(335,568)	(1,493,747)	(1,270,193)
Provision for income taxes based on statutory rates	(114,500)	(531,800)	(463,600)
Non deductible expenses and adjustment for income tax	22,500	431,400	370,600
Future income tax recovery	-	35,600	-
Unrecognized benefit of net operating losses carried forward	92,000	100,400	93,000
-		35,600	-

(b)       Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets and liabilities as of July 31 are as follows:

	2006	2005
	$	$
Future tax assets:
Mineral properties	1,445,600	1,737,000
Finance charge	55,100	21,000
Non-capital losses	436,600	373,000
	1,937,300	2,131,000
Future tax liability:
Mineral properties	(200,200)	(119,500)

Valuation allowance	(1,937,300)	(2,131,000)
Net future tax liability	(200,200)	(119,500)

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

(c)       As of July 31, 2006, the company has approximately $1,279,600 in operating losses, $4,887,100 in accumulated Canadian and foreign exploration and development expenditures and $161,700 in unclaimed share issuance costs available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

9.   INCOME TAXES (continued)

$
2007	26,800
2008	168,300
2009	145,200
2010	123,600
2014	255,200
2015	304,700
2016	255,800
1,279,600

(d)
During 2005, flow-through shares totalling $100,000 were issued, which funds were required to be spent on certain Canadian exploration expenditures. Because the company no longer had the ability to use the expenditures for tax purposes, the company was required to record a future tax liability, which was equal to the renunciation times the corporation tax rate when expenditures are renounced. However, because the company had unused tax losses and resource pools in excess of the renunciation, the company was able to reduce its valuation allowance with respect to these unused tax losses and resource pools and, as a consequence, a $35,600 future income tax recovery was recorded in fiscal 2005.

10. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
	$	$	$
Non-cash financing activities
Share issue costs	(153,362)	-	(102,500)
Share capital issued for finder’s fees	80,716	-	37,500

11.   SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	July 31, 2006
	Canada $	Mexico $	Total $
Loss for the year	(287,016)	(48,552)	(335,568)
Total assets	2,249,668	1,821,002	4,070,670

	July 31, 2005
	Canada $	Mexico $	Total $
Loss for the year	(1,363,582)	(130,165)	(1,493,747)
Total assets	405,578	1,920,433	2,326,011

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

12. COMMITMENTS

(a)
The company has granted to Silver Standard a right of first offer on the company’s Rodeo and Yerbabuena properties, which properties were referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest.

Effective March 24, 2004, the company granted Silver Standard a one-time right to acquire a 51% interest in any property referred to the company by Silver Standard that is subsequently acquired by the company. This one-time right to acquire replaces the right of first offer and, in order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the company incurring US$1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the company on the property at the time of exercise. The El Rincon and Mecatona properties (note 3) are subject to this back-in right.

(b)
In June 2003, the company entered into an agreement with a non-related company to provide financial public relations services. The company pays a monthly amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The agreement is now month-to-month, subject to a 30-day termination notice.

(c)	Mineral property commitments, all of which are optional, are described in note 3.

13. FINANCIAL INSTRUMENTS

(a)	Fair value
The estimated fair values of cash and cash equivalents, receivables, accounts payables and accrued liabilities and amounts due to related parties approximate book values due to the short-term nature of these instruments.

(b)   Foreign exchange risk
Foreign exchange risk arises from foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

(c)	Credit risk
Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents and receivables. The company deposits cash and cash equivalents with high-credit, quality financial institutions.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those applicable in the U.S. GAAP and from the practice promulgated by the United States Securities and Exchange Commission (SEC). Any significant measurement differences between Canadian and U.S. GAAP as they pertain to the accompanying consolidated financial statements are as follows:

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(a)	Mining and mineral property assets

SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for U.S. GAAP purposes, for all periods presented, the company has expensed all land use costs for mineral properties and deferred exploration costs, that have been incurred by the company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(b)	Stock based compensation

Effective August 1, 2005, the company adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period. Upon adoption of SFAS 123R, there was no cumulative affect adjustment required and no differences exist between the accounting treatment between Canadian and U.S. GAAP.

(c)	Flow-through equity financing

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors in accordance with Canadian GAAP. This future tax liability was subsequently reduced to $nil by the reversal of a portion of the valuation allowance relating to previously unrecognized future tax assets. This resulted in a future tax recovery for Canadian GAAP purposes in 2005.

Under U.S. GAAP, no such future tax liability would arise and, accordingly, there would be no associated future income tax liability.

(d)	Prior year restatement

Certain of the comparative numbers in this Canadian to U.S. GAAP reconciliation note have been restated to reflect errors in the previous year’s presentation. As a result of this restatement, shareholders’ equity under U.S. GAAP increased by $119,500 and loss for the year under U.S. GAAP decreased by $83,900. Basic and diluted loss per share under U.S. GAAP was not impacted by this restatement.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(e)
The effect of the significant measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of loss and deficit and cash flows are as follows:

Balance Sheets As at July 31	2006 $	As Restated 2005 $
Assets under Canadian GAAP	4,070,670	2,326,011
Mineral property exploration and development (a)	(2,394,421)	(1,716,483)
Assets under U.S. GAAP	1,676,249	609,528
Liabilities under Canadian GAAP	286,001	261,696
Future income tax liability (a)	(200,200)	(119,500)
Liabilities under U.S. GAAP	85,801	142,196
Shareholders’ equity under Canadian GAAP	3,784,669	2,064,315
Mineral property exploration and development (a)	(2,394,421)	(1,716,483)
Future income tax liability (a)	200,200	119,500
Shareholders’ equity under U.S. GAAP	1,590,448	467,332

Statements of Operations
Years ended July 31	2006 $	As Restated 2005 $	2004 $
Loss for the year, Canadian GAAP	335,568	1,493,747	1,270,193
Flow-through shares	-	6,250	-
Mineral property exploration costs (note 3)	597,238	1,006,532	994,182
Future income tax recovery (note 9)	-	35,600	-
Mineral property costs written off for the year	-	(1,133,280)	(745,151)
Loss and comprehensive loss for the year, U.S. GAAP	932,806	1,408,849	1,519,224
Weighted average number of shares outstanding	32,390,739	29,348,744	22,856,098
Loss per share, basic and diluted under U.S. GAAP	(0.03)	(0.05)	(0.07)

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Cash Flows
Cash used in operating activities under Canadian GAAP	376,708	201,617	380,624
Mineral property exploration and development expenditures (a)	594,942	997,369	994,182
Cash used in operating activities, under U.S. GAAP	971,650	1,198,986	1,374,806
Cash generated by financing activities, under Canadian and U.S. GAAP	2,055,922	104,825	2,560,600
Cash used in investing activities, under Canadian GAAP	575,220	997,369	1,025,363
Mineral property exploration and development expenditures (a)	(594,942)	(997,369)	(994,182)
Cash used in (from) investing activities, under U.S. GAAP	(19,722)	-	31,181
Cash and cash equivalents end of year, under Canadian and U.S. GAAP	1,590,245	486,251	1,580,412

(f)	Impact of recent United States accounting pronouncements

(i)	In July 2006, FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006.

(ii)
On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company will apply this standard for U.S. GAAP purposes for the year ended July 31, 2007.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

15. SUBSEQUENT EVENT

Subsequent to the year-end, the company gave notice to the warrant holders that were part of the January, 2006 private placement that the shares of the company traded for a period of 20 consecutive days at a price at or above $0.35 per share. The warrant holders were required to exercise their warrants within 30 days of receipt of this notice or the warrants would lapse. As a result, 2,607,250 warrants were exercised at a price of $0.25 for total proceeds of $651,812. A total of 3,000 warrants expired.

CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Year Ended July 31, 2006

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our 2006 audited financial results with those of the previous two years and is prepared as of November 21, 2006. In order to better understand the MD&A, it should be read in conjunction with these financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Our Form 20-F is filed on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Canplats Resources Corporation “Canplats” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

FINANCIAL RESULTS

Business Overview

Canplats is a company focussed on the acquisition, exploration and development of precious and base metal prospects in northern Mexico. The company is quoted on the TSX Venture Exchange under the symbol CPQ.

Selected Annual Information

	2006	2005	2004
	$	$	$
Total revenues	Nil	Nil	Nil
General exploration	(134,878)	(14,780)	(5,347)
General and administrative expenses	(213,426)	(387,651)	(552,081)
Recovery (write-off) of mineral properties	6,104	(1,133,280)	(745,151)
Loss for the year	(335,568)	(1,493,747)	(1,270,193)
Loss per share - basic and diluted	(0.01)	(0.05)	(0.06)
Total assets	4,070,670	2,326,011	3,457,993
Total long-term liabilities	200,200	119,500	Nil
Cash dividends declared	Nil	Nil	Nil

During the reporting periods, the company reported no discontinued operations or extraordinary items.

Review of Financial Results
Fiscal year ended July 31, 2006 compared to year ended July 31, 2005

During the fiscal year ended July 31, 2006, the company incurred a loss of $335,568 ($0.01 per share) compared to a loss of $1,493,747 ($0.05 per share) for fiscal year ended July 31, 2005.

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Total expenses for the year decreased to $348,304 from the $402,431 recorded in the prior year. Without stock-based compensation expense, total expenses in the prior year were $291,431, resulting in an increase of $56,873 in 2006 compared to 2005. Exploration expense increased to $134,878 from $14,780 in the prior year with the majority of the increase relating to Mexican generative programs that commenced in January, 2006. As a result of this exploration, the Maijoma and Agua de la Loca properties in the state of Chihuahua were staked. The arrangement with G2 Consultants Corporation to provide financial relations services continued throughout fiscal 2006, but with a reduced rate due to the reduced activity. Investor relations costs for fiscal 2006 were $87,930 compared to $156,928 recorded in the prior year and of the amount expended in fiscal 2006, $40,000 (2005 - $82,000) was paid to G2 Consultants. Also under investor relations, costs for attendance at trade shows and related travel were $23,968 less than the prior year. Listing and filing fees of $13,672 (2005 - $7,752) were up in the current year due to more financing activity. No stock options were granted in fiscal 2006. Stock-based compensation expense of $111,000 was recognized in the prior year.

Interest income decreased to $18,319 in fiscal 2006, compared to $21,239 in fiscal 2005. This decrease relates to lower cash balances available for investment partially offset by higher interest rates.

There was a recovery of $6,104 relating to the Santa Lucia property in Mexico that was written off in the prior year. This relates to an over-accrual of property expenses. During the prior year, a total of $1,133,280 in mineral properties in Ontario and Mexico were abandoned and written-off.

Fiscal year ended July 31, 2005 compared to year ended July 31, 2004

During the fiscal year ended July 31, 2005, the company incurred a loss of $1,493,747 ($0.05 per share) compared to a loss of $1,270,193 ($0.06 per share) for fiscal year ended July 31, 2004.

Total expenses for the year, including non-cash stock-based compensation expenses, decreased to $402,431 from the $557,428 recorded in the prior year. Without stock-based compensation expense, total expenses were $291,431, which is only slightly higher than the adjusted figure of $283,528 recorded in the prior year. Exploration expense increased to $14,780 from $5,347 in the prior year with all of the increase relating to Mexican generative programs. The arrangement with G2 Consultants Corporation to provide financial relations services continued throughout fiscal 2005. Investor relations costs for fiscal 2005 stayed relatively the same at $156,928 from the $157,938 recorded in the prior year and of the amount expended in fiscal 2005, $82,000 (2004 - $94,000) was paid to G2 Consultants. Listing and filing fees of $7,752 (2004 - $19,107) were down in the current year due to less financing activity. Mid-way through fiscal 2004, the arrangement with Silver Standard Resources Inc., whereby Silver Standard provided certain administrative services for the company was amended. Prior to the change, Silver Standard charged the company a flat monthly fee for management administration and rent. After the change, these costs were charged to the company in the salary charge-out rates. The overall impact on the company was approximately neutral as reductions in the management administration fee and office rent expense were offset by a corresponding increase in salary expense.

In fiscal 2005, a $111,000 stock-based compensation expense (2004 - $273,900) was recorded reflecting the expensing of the non-cash fair value of options granted to employees, directors and officers.

Interest income decreased to $21,239 in fiscal 2005, compared to $26,386 in fiscal 2004. This decrease relates to lower cash balances available for investment partially offset by higher interest rates.

A total of $1,133,280 in mineral properties in Ontario and Mexico were abandoned and written-off in fiscal 2005 compared to $745,151 written-off in the prior year. Properties written-off in fiscal 2005 were Stucco ($12,176), Grand Bay ($346,297) and Geikie properties ($520,149) in Ontario, and Santa Lucia property ($254,658) in Mexico.

During fiscal 2005, flow-through shares totalling $100,000 were issued and these funds were required to be spent on certain Canadian exploration expenditures. Because the company no longer has the ability to use the expenditures for tax purposes, the company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because the company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery and, as a consequence, a $35,600 recovery was recorded in fiscal 2005.

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Selected Quarterly Financial Data (unaudited)

	2006 $				2005 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(44,306)	(111,284)	(110,381)	(69,597)	(106,671)	(152,756)	(657,337) (1)	(576,983) (2)
Loss per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.02)	(0.02)

(1)
During the third quarter of 2005, the company wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

(2)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the year follows:

Operating Activities

Operating activities required a funding of $376,708 in 2006 and $201,617 and $380,624 for the years ending July 31, 2005 and July 31, 2004, respectively. The increase in 2006 is due to higher levels of generative exploration, partially offset by lower investor relations costs.

Financing Activities

A total of $2,061,750 was raised in fiscal 2006 through the issuance of common shares. A summary of the components of the funds raised in 2006 and the two prior years is as follows:

	2006 $	2005 $	2004 $
Private placement	2,030,000	100,000	1,350,000
Exercise of stock options	5,500	5,500	26,250
Exercise of agents’ options	-	-	75,000
Exercise of warrants	26,250	-	1,158,000
	2,061,750	105,500	2,609,250

In January 2006, the company completed a private placement consisting of 5,150,000 units at a price of $0.20 per unit for total proceeds of $1,030,000. In July 2006, the company completed a second private placement consisting of 5,000,000 units at a price of $0.20 per unit for total proceeds of $1,000,000. Cash costs associated with these two private placements were $5,828. $5,500 was raised from the exercise of 50,000 stock options that had an exercise price of $0.11 per share. An additional $26,250 was raised from the exercise of 105,000 warrants that had an exercise price of $0.25 per share.

Investing Activities

A total of $594,942 in cash was spent on the company’s various mineral properties in 2006. All of the funds were spent on properties in Mexico. The most active exploration program, which included $115,334 of drilling, was on the Mecatona property where $356,455 was spent. Cash exploration costs at our other properties were $109,441 (2005 - $537,912) at Yerbabuena; $55,763 (2005 - nil) at the newly-acquired Maijoma and Agua de la Loca properties; $53,109 (2005 - $204,468) at Rodeo and $20,174 (2005 - $82,675) at the El Rincon property.

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Cash Resources and Liquidity

At July 31, 2006, the company had $1,590,245 (2005 - $486,251) in cash and cash equivalents and working capital of $1,590,448 (2005 - $445,314). Subsequent to year-end, the company received $674,312 on the exercise of stock options and warrants. Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The company has no contractual obligations other than discretionary mineral property holding and finders fee costs.

RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.
Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.
We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.
The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals; metallurgical recoveries associated with the mineralization; the proximity and capacity of natural resource markets and processing equipment; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.
We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure. These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

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Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, changes in metallurgical processing requirements; power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of gold. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for gold, speculative activities, expectations for inflation and political and economic conditions. We cannot predict the effect of these factors on metal prices.

Our properties may be subject to uncertain title.
We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.
Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.
We maintain our accounts in Canadian dollars. Any appreciation in the currency of Mexico or other countries where we carry out exploration activities against the Canadian dollar will increase our costs of carrying out operations in such countries.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.
We compete with other exploration companies, many of which have greater financial resources than us or are further along in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

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Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

ADDITIONAL DISCLOSURES

Auditors

The company’s auditors for the year ended July 31, 2006, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”). The directors subsequently appointed PricewaterhouseCoopers LLP as the company’s auditors for the year ending July 31, 2006.

Controls and procedures

The company’s management is responsible for establishing and maintaining disclosure controls and procedures and adequate internal controls over financial reporting for the company. The disclosure controls and procedures and internal controls over financial reporting have been designed, under the supervision of the Board of Directors and officers, so as to provide reasonable assurance that material information relating to the company is made known to the Board of Directors and officers by others within the company. The officers of the company certifying its Annual Filings under Multilateral Instrument 52-109 have designed disclosure controls and procedures and internal control over financial reporting and have evaluated the effectiveness of disclosure controls and procedures for the year ending July 31, 2006 and have concluded that they are being maintained as designed.

The officers have also concluded that there has been no change in the company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to affect, the internal control over financial reporting.

Critical accounting estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral property costs

Management of the company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment of the carrying value. This review requires significant judgement as the company does not have any proven and probable reserves that would enable the company to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds or access to funds to be able to maintain its interest in the mineral property.

Stock-based compensation

The company provides compensation benefits to its employees, directors, officers and consultants through a share option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the company’s stock. The company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

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Income taxes

The determination of the company’s provision for income taxes requires significant judgement, the use of estimates and the interpretation and application of complex tax laws. The company’s provision for income taxes reflects a combination of Canadian and Mexican federal and provincial jurisdictions. Jurisdictional tax contingencies or valuation allowances all affect the overall effective tax rate.

Significant changes in accounting policies

There were no significant changes in accounting policies in fiscal 2006.

Financial Instruments and Other Instruments

Canplats’ financial statements consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. It is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

The company paid or accrued $312,300 (2005 - $246,800) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company. During fiscal 2006, the company sold its property, plant and equipment to a related company for proceeds of $19,722. Included in amounts payable at July 31, 2006 is $47,469 (2005 - $87,530) payable to Silver Standard. Any amounts payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and mineral property costs is provided in the Consolidated Financial Statements and related notes for the year ended July 31, 2006 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As of November 21, 2006, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Issued and outstanding common shares	43,010,056	-	-
Stock options outstanding	535,000	$0.37	January 12, 2008
Warrants outstanding	5,800,000	$0.25	July 20, 2008
Fully diluted	49,345,056

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Subsequent Event

Subsequent to the year-end, the company gave notice to the warrant holders that were part of the January, 2006 private placement that the shares of the company traded for a period of 20 consecutive days at a price at or above $0.35 per share. The warrant holders were required to exercise their warrants within 30 days of receipt of this notice or the warrants would lapse. As a result, 2,607,250 warrants were exercised at a price of $0.25 for total proceeds of $651,812. A total of 3,000 warrants expired.

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